Exhibit 12

THE ALLSTATE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		For the year ended December 31,
($ in millions)		2011		2010		2009		2008		2007
1.	Income from operations before income tax	$960		$1,126		$1,248		$(3,025)		$6,653

	Fixed Charges:

2.	Interest on indebtedness	$367		$367		$392		$351		$333

3.	Interest factor of annual rental expense	24		26		31		43		41

4.	Total fixed charges (2+3)	$391		$393		$423		$394		$374

5.	Income from continuing operations before income taxes and fixed charges (1+4)	$1,351		$1,519		$1,671		$(2,631)		$7,027

6.	Ratio of earnings to fixed charges, excluding interest credited to contractholder funds (A) (B) (C) (5/4)	3.5	X	3.9	X	4.0	X	—	X	18.8	X

7.	Interest credited to contractholder funds	$1,645		$1,807		$2,126		$2,411		$2,681

8.	Total fixed charges including interest credited to contractholder funds (4+7)	$2,036		$2,200		$2,549		$2,805		$3,055

9.	Income from continuing operations before income taxes and fixed charges including interest credited to contractholder funds (1+4+7)	$2,996		$3,326		$3,797		$(220)		$9,708

10.	Ratio of earnings to fixed charges (C) (9/8)	1.5	X	1.5	X	1.5	X	—	X	3.2	X

(A)

The Company has authority to issue up to 25,000,000 shares of preferred stock, par value $1.00 per share; however, there are currently no shares outstanding and the Company does not have a preferred stock dividend obligation. Therefore, the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends is equal to the Ratio of Earnings to Fixed Charges and is not disclosed separately.

(B)

In this presentation, interest credited to contractholder funds is excluded to promote transparency and allows users of this exhibit to quantify the impact of interest credited to contractholder funds on the ratio of earnings to fixed charges.

(C)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by $3.03 billion.